                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                                    FORM 11-K



(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
     OF 1934

For the fiscal year end December 31, 2000

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number 1-11961



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
      CARRIAGE SERVICES 401(K) PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: CARRIAGE SERVICES, INC. 1900 ST. JAMES PLACE, FOURTH FLOOR, HOUSTON, TEXAS 77056

                              REQUIRED INFORMATION

a. FINANCIAL STATEMENTS. The following financial statements are furnished for the Plan.


     1. Audited Statement of Net Assets Available for Benefits as of December 31, 2000 and 1999.

     2. Audited Statement of Changes in Net Assets Available for Benefits for the years ended December 31, 2000 and 1999.

     3.   Notes to Financial Statements.

     4.   Schedule:

          (a)  Assets Held for Investment Purposes

b.   EXHIBITS

          None

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                           CARRIAGE SERVICES, INC.
                                  401 (k) Plan


By:  /s/  Thomas C. Livengood                       Date:  June 28, 2001
     ---------------------------------
          Thomas C. Livengood
          Executive Vice President and
          Chief Financial Officer

                          CARRIAGE SERVICES 401(K) PLAN





                 FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
                     WITH REPORT OF INDEPENDENT ACCOUNTANTS
                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

                          CARRIAGE SERVICES 401(K) PLAN
                                TABLE OF CONTENTS

                                                                       PAGE(S)
                                                                       -------
Report of Independent Accountants                                         1

Financial Statements:

  Statement of Net Assets Available for
    Benefits as of December 31, 2000 and 1999                             2

  Statement of Changes in Net Assets Available
    for Benefits for the years ended December 31,
    2000 and 1999                                                         3

  Notes to Financial Statements                                          4-10

Supplemental Schedule*:

  Schedule H, Item 4i - Assets Held for
    Investment Purposes as of December 31, 2000                            11


* Other schedules required by Section 2520.103.10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable. Schedule H, Item 4j - Reportable Transactions for the year ended December 31, 2000 has been omitted because all investment transactions in the Plan were participant directed.

                        REPORT OF INDEPENDENT ACCOUNTANTS



To the Board of Directors
Carriage Services, Inc.:


We have audited the accompanying statement of net assets available for benefits of Carriage Services 401(k) Plan as of December 31, 2000 and 1999 and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Carriage Services 401(k) Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. Supplemental Schedule H, Item 4i- Assets Held for Investment Purposes as of December 31, 2000 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                             /s/ Ham, Langston & Brezina, L.L.P.


Houston, Texas
June 23, 2001

                          CARRIAGE SERVICES 401(K) PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                           DECEMBER 31, 2000 AND 1999

     ASSETS                                                                       2000              1999
                                                                               ----------        ----------
Investments:
  Registered investment companies (mutual funds) at market value:
    Dreyfus Founders Growth Fund                                               $1,523,738*       $2,019,548*
    MCM Stable Asset Fund                                                       1,442,534*        1,263,410*
    Scudder Growth and Income Fund                                              1,440,872*        1,291,934*
    Wasatch Core Growth Fund                                                    1,271,916*          785,880*
    Lazard Small Capital Portfolio                                                785,298*          610,840*
    Brinson Global Equity Fund                                                    621,209*          585,779*
    Warburg Pincus Emerging Markets Fund                                          240,786           256,141
    Dreyfus GNMA Fund                                                             208,251           143,673
    Strong Government Securities Fund                                             197,086           176,333
    Warburg Pincus Global Fixed Income Fund                                       157,241            80,525
    Loomis Bond Fund                                                              144,588           129,277
    Loomis Sayles Bond Fund                                                        35,112            44,001
    Smith Barney S&P 500 Index Fund                                                 6,131              -
    Smith Barney Money Fund, Inc.
      Government Portfolio                                                            794            16,242
                                                                               ----------        ----------

      Total mutual funds                                                        8,075,556         7,403,583

  Carriage Services, Inc. Class A common
    stock                                                                         144,400           222,543
                                                                               ----------        ----------

        Total investments                                                       8,219,956         7,626,126
                                                                               ----------        ----------

Participant loans receivable                                                      214,801           190,594
Contributions receivable:
  Employer                                                                          8,374             8,204
  Employee                                                                         52,112            52,762
                                                                               ----------        ----------

        Total contributions receivable                                             60,486            60,966
                                                                               ----------        ----------

          Total assets                                                          8,495,243         7,877,686
                                                                               ----------        ----------


LIABILITIES

Excess contributions payable                                                      155,633            72,770
                                                                               ----------        ----------

          Total liabilities                                                       155,633            72,770
                                                                               ----------        ----------

            Net assets available for benefits                                  $8,339,610        $7,804,916
                                                                               ==========        ==========

* Represents investments comprising at least 5% of net assets available for benefits.

                     The accompanying notes are an integral
                       part of these financial statements.

                          CARRIAGE SERVICES 401(K) PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

                                                                          2000                 1999
                                                                       ----------           ----------
Additions to net assets attributed to:
  Investment income
    Net appreciation in fair value of
      investments                                                      $     -              $  349,533
    Dividends                                                             615,559               60,124
    Interest                                                               11,879               12,841
                                                                       ----------           ----------

      Total investment income                                             627,438              422,498
                                                                       ----------           ----------

  Contributions
    Employer                                                              266,961              275,586
    Participants                                                        1,739,498            1,850,511
    Rollovers                                                              75,308              840,670
                                                                       ----------           ----------

      Total contributions                                               2,081,767            2,966,767
                                                                       ----------           ----------

        Total additions                                                 2,709,205            3,389,265
                                                                       ----------           ----------

Deductions from net assets attributed to:
  Benefit payments                                                      1,116,352              542,971
  Net depreciation in fair value of
    investments                                                           899,926                 -
  Excess contributions                                                    155,633              118,893
  Administrative expenses                                                   2,600                2,450
                                                                       ----------           ----------

        Total deductions                                                2,174,511              664,314
                                                                       ----------           ----------

Net increase                                                              534,694            2,724,951

Net assets available for benefits,
  beginning of year                                                     7,804,916            5,079,965
                                                                       ----------           ----------

Net assets available for benefits,
  end of year                                                          $8,339,610           $7,804,916
                                                                       ==========           ==========


                     The accompanying notes are an integral
                       part of these financial statements.

                          CARRIAGE SERVICES 401(K) PLAN
                          NOTES TO FINANCIAL STATEMENTS



1.   DESCRIPTION OF PLAN

     The Carriage Services 401(k) Plan (the "Plan") was originally established by Carriage Funeral Holdings, Inc. (the "Company") through the adoption of the Powell, Townsend & Associates, Inc. Regional Prototype 401(k) Plan and Trust effective March 19, 1993. The Plan was amended and restated effective January 1, 1998 upon adoption of the Travelers Insurance Company Flexible Nonstandardized Safe Harbor Prototype 401(k) Profit Sharing Plan. The restated plan provisions are not significantly changed from the Plan as originally adopted. The Plan is a defined contribution, deferred compensation and 401(k) plan under Section 401(k) of the Internal Revenue Code (the "Code"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     The Company has the right, under the Plan agreement, to terminate the Plan, although the Company has no intention to do so. Upon termination, assets would be distributed to the participants.

     ELIGIBILITY AND CONTRIBUTION

     Employees are eligible to participate in the Plan on the Plan entry date immediately following the completion of one hour of service and attainment of 21 years of age. Plan entry date is on January 1st, April 1st, July 1st or October 1st immediately following employment and meeting the service requirements. Participants may make an elective contribution on a tax-deferred basis of up to 15 percent of total compensation, subject to certain limitations provided for in the Code. The Company elected to contribute on behalf of each participant an amount equal to 25 percent of the participant's contribution up to 5 percent of the participant's compensation during 2000 and 1999.

     Participant contributions include excess contributions which will be refunded to participants subsequent to year-end as the contributions were determined to be in excess of maximum contribution levels for certain participants. A liability for excess contributions payable in the amount of $155,633 and $72,770 has been reflected in the statements of net assets available for benefits as of December 31, 2000 and 1999, respectively.

     ALLOCATION OF EMPLOYER CONTRIBUTIONS

     For non-matching discretionary employer contributions, if any, each participant's account is credited with an allocation of employer contributions based on the ratio that the participant's compensation for the plan year bears to total compensation for all qualifying participants during the plan year.


                                    Continued

                          CARRIAGE SERVICES 401(K) PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED


1.   DESCRIPTION OF PLAN, CONTINUED

     PARTICIPANT LOANS

     A participant may borrow from the Plan in any amount greater than $1,000 but less than the lesser of $50,000 or fifty percent of the participant's vested account balance. Loans are secured by the participant's vested balance in his account. Repayments are made at least quarterly, and the term cannot exceed five years, except in the case of a home loan, which can extend up to 30 years. Participant loans outstanding as of December 31, 2000 and 1999 totaled $214,801 and $190,594, respectively. As of December 31, 2000 such participant loans bore interest at rates ranging from 9.75% to 10.75% per year.

     INVESTMENT OPTIONS

     As of December 31, 2000 and 1999, participants could direct the investment of their accounts in the following investment options offered through the plan custodian, Smith Barney Corporate Trust Company:

     Dreyfus Founders Growth Fund - A mutual fund that invests in common stocks of established companies with market capitalizations of greater than $500 million and with, in the view of the fund manager, an above average prospect for growth.

     MCM Stable Asset Fund - A mutual fund with the investment objective of total return consistent with low risk and liquidity. This fund invests primarily in short to intermediate term debt securities.

     Scudder Growth and Income Fund - A mutual fund with the investment objective of long-term capital growth while providing current income and growth in income. This fund invests primarily in common stocks and convertible securities of companies that pay current dividends and that, in the view of the fund manager, offer the prospect of growth of earnings.

     Wasatch Core Growth Fund - A mutual fund with the investment objective of aggressive growth. This fund invests primarily in common stock of companies that, in the view of the fund manager, have superior growth potential.

     Lazard Small Capital Portfolio - A mutual fund with the investment objective of outperforming the Russell 2000 Index. This fund invests primarily in companies with market capitalization of less than $1 billion.

     Brinson Global Equity Fund - A mutual fund that invests primarily in the equity securities of major non-U.S. companies, with a concentration of investment in Europe.


                                    Continued

                          CARRIAGE SERVICES 401(K) PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED


1.   DESCRIPTION OF PLAN, CONTINUED

     Warburg Pincus Emerging Markets Fund - A fund seeking growth of capital by investing primarily in equity securities of companies in emerging markets.

     Dreyfus GNMA Fund - A mutual fund with the investment objective of producing the highest level of current income which is consistent with preservation of capital by investing principally in securities issued by the Government National Mortgage Association ("GNMA").

     Strong Government Securities Fund - A mutual fund with the investment objective of producing high current income and total return by investing in medium and longer term U.S. government securities. This fund invests only in investment grade bonds.

     Warburg Pincus Global Fixed Income Fund - A mutual fund with the investment objective of maximum total return consistent with prudent investments. This fund invests approximately 65% of assets in fixed income securities in at least three countries.

     Loomis Bond Fund - A mutual fund with the investment objective of high total investment return through a combination of current income and capital appreciation. The fund invests primarily in debt securities, although the purchase of preferred stocks is allowed.

     Loomis Sayles Bond Fund - A mutual fund with the investment objective of high total investment return through a combination of current income and capital appreciation. The fund invests primarily in debt securities, although the purchase of preferred stocks is allowed.

     Smith Barney S&P 500 Index Fund - A mutual fund with the investment objective of mirroring the investment return of the Standard & Poors 500 Index. The fund invests in the equity securities of the 500 major United States companies that comprise the S&P 500 index.

     Smith Barney Money Fund, Inc. Government Portfolio - A portfolio with the investment objective of providing maximum current income consistent with the conservation of capital. The portfolio maintains a dollar-weighted average maturity of 90 days or less, and all securities have effective maturities of 13 months or less.

     Carriage Services, Inc. Class A Common Stock - Equity securities of the Company.


                                    Continued

                          CARRIAGE SERVICES 401(K) PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED


1.   DESCRIPTION OF PLAN, CONTINUED

     VESTING

     Participants are fully vested in their elective contributions. Employer contributions are vested 100 percent upon participants attaining normal retirement age (as defined by the Plan document). Prior to retirement age, a participant's interest in employer contributions made in the participant's behalf vest in accordance with the following schedule:

                                                              PERCENT OF
                    YEARS OF                                NONFORFEITABLE
                    SERVICE                                    INTEREST
                  -----------                               --------------

                  Less than 1                                      0%
                  1                                               20
                  2                                               40
                  3                                               60
                  4                                               80
                  5 or more                                      100

     For purposes of vesting, a year of service is 500 hours worked within a single plan year. Forfeited balances of terminated participants' nonvested accounts are used to reduce future employer contributions. Forfeited amounts utilized to reduce employer contributions during 2000 and 1999 were $4,539 and $17,762, respectively.

     RETIREMENTS AND TERMINATIONS

     In the case of a participant's retirement, death, permanent disability or termination of employment, the participant or his designated beneficiary may elect to receive the value of the participant account, in accordance with the provisions of the Plan, in a lump-sum distribution, installment payments or a combination thereof.

     ADMINISTRATION

     The Plan is administered by the Company. Two officers of the Company have been appointed by the board of directors of the Company to act as trustees and oversee the activities of the Plan. Certain administrative functions are performed by officers or employees of the Company. No officers or employees receive compensation from the Plan. The custodian of the Plan's assets is Smith Barney Corporate Trust Company ("Smith Barney").

     All administrative costs, with the exception of loan set-up and maintenance fees, are paid by the Company. Loan fees are paid by the participant.


                                    Continued

                          CARRIAGE SERVICES 401(K) PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING

     The Plan's financial statements have been prepared on the accrual basis of accounting.

     ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

     INVESTMENTS

     Investments are carried at fair value based on quoted market prices in an active market.

     The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of realized gains or losses and unrealized appreciation (depreciation) on those investments.

     RECLASSIFICATIONS

     Certain amounts presented in the accompanying financial statements at December 31, 1999 have been reclassified to conform to the presentation used at December 31, 2000. These reclassifications had no impact on net assets available for benefits or changes in net assets available for benefits.

3.   INVESTMENTS IN MUTUAL FUNDS

     Investments in registered investment companies ("mutual funds") consisted of the following at December 31, 2000 and 1999:


                                    Continued

                          CARRIAGE SERVICES 401(K) PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED



3.   INVESTMENTS IN MUTUAL FUNDS, CONTINUED

                                                                                 CURRENT
         DECEMBER 31, 2000                                    SHARES              VALUE
         -----------------                                 ------------         ----------
         Dreyfus Founders Growth Fund                      108,599.1877         $1,523,738
         MCM Stable Asset Fund                             124,078.6278          1,442,534
         Scudder Growth and Income Fund                     59,663.4230          1,440,872
         Wasatch Core Growth Fund                           44,296.8930          1,271,916
         Lazard Small Capital Portfolio                     43,530.9451            785,298
         Brinson Global Equity Fund                         51,552.6071            621,209
         Warburg Pincus Emerging Markets Fund               28,665.0090            240,786
         Dreyfus GNMA Fund                                  14,502.1452            208,251
         Strong Government Securities Fund                  18,610.5789            197,086
         Warburg Pincus Global Fixed Income Fund            16,193.7267            157,241
         Loomis Bond Fund                                   13,084.8709            144,588
         Loomis Sayles Bond Fund                             3,174.6528             35,112
         Smith Barney S&P 500 Index Fund                       462.2730              6,131
         Smith Barney Money Fund, Inc.
           Government Portfolio                                793.7200                794
                                                                                ----------

           Total at December 31, 2000                                           $8,075,556
                                                                                ==========


                                                                                 CURRENT
         DECEMBER 31, 1999                                    SHARES              VALUE
         -----------------                                 ------------         ----------
         Dreyfus Founders Growth Fund                       84,606.1364         $2,019,548
         Scudder Growth and Income Fund                     48,405.1890          1,291,934
         MCM Stable Asset Fund                             115,068.6432          1,263,410
         Wasatch Core Growth Fund                           34,468.3708            785,880
         Lazard Small Capital Portfolio                     36,998.1853            610,840
         Brinson Global Equity Fund                         41,485.8016            585,779
         Warburg Pincus Emerging Markets
           Fund                                             20,377.1738            256,141
         Strong Government Securities Fund                  17,493.3918            176,333
         Dreyfus GNMA Fund                                  10,373.5227            143,673
         Loomis Bond Fund                                   11,221.8982            129,277
         Warburg Pincus Global Fixed Income
           Fund                                              8,076.7148             80,525
         Loomis Sayles Bond Fund                             3,819.5341             44,001
         Smith Barney Money Fund, Inc.
           Government Portfolio                             16,242.0000             16,242
                                                                                ----------

           Total at December 31, 1999                                           $7,403,583
                                                                                ==========


4.   INVESTMENT IN CARRIAGE SERVICES, INC. CLASS A COMMON STOCK

     The investment in Carriage Services, Inc. Class A common stock consisted of 92,386.4028 and 36,483.8308 shares of the Company's common stock at December 31, 2000 and 1999, respectively.


                                    Continued

                          CARRIAGE SERVICES 401(K) PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED


5.   PARTY-IN-INTEREST TRANSACTIONS

     During the years ended December 31, 2000 and 1999, the Plan engaged in purchase and sales transactions for shares of the Company's common stock, as follows:

                                                               2000               1999
                                                            ----------         ----------
         Balance at beginning of year                       $  222,543         $  546,861
         Purchases of the Company's common
           stock                                               213,297            352,263
         Sales of the Company's common stock                   (45,017)           (53,189)
         Change in value of the Company's
           common stock                                       (246,423)          (623,392)
                                                            ----------         ----------

         Balance at end of year                             $  144,400         $  222,543
                                                            ==========         ==========

     The Plan has not considered Company contributions to the Plan or benefits accrued or paid by the Plan for participants as party-in-interest transactions.

6.   CREDIT RISK

     The Plan provides for various investments in mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits and the amounts reported in participant accounts.


7.   TAX STATUS

     On April 29, 1995, the Plan received a favorable determination letter from the Internal Revenue Service (the "IRS"). Subsequent to the date of that original letter, the Company adopted an amendment and restatement of the Plan and has requested a determination letter covering the restated plan. The trustees believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, the trustees believe that the Plan is qualified and the related trust is tax-exempt as of December 31, 2000 and 1999.

                             SUPPLEMENTAL SCHEDULE


                          CARRIAGE SERVICES 401(K) PLAN
            SCHEDULE H, ITEM 4I - ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 2000


EIN:  76-0339922
PN:   001

IDENTITY OF ISSUER, BORROWER,                       DESCRIPTION OF              CURRENT
   LESSOR OR SIMILAR PARTY                            INVESTMENT                 VALUE**
---------------------------------                   --------------             -----------
Investments held in custody of
  Salomon Smith Barney, Inc.:
  Dreyfus Founders Growth Fund                        Mutual fund              $1,523,738*
  MCM Stable Asset Fund                               Mutual fund               1,442,534*
  Scudder Growth and Income Fund                      Mutual fund               1,440,872*
  Wasatch Core Growth                                 Mutual fund               1,271,916*
  Lazard Small Capital Portfolio                      Mutual fund                 785,298*
  Brinson Global Equity Fund                          Mutual fund                 621,209*
  Warburg Pincus Emerging Markets
    Fund                                              Mutual fund                 240,786
  Dreyfus GNMA Fund                                   Mutual fund                 208,251
  Strong Government Securities Fund                   Mutual fund                 197,086
  Warburg Pincus Global Fixed
    Income Fund                                       Mutual fund                 157,241
  Loomis Bond Fund                                    Mutual fund                 144,588
  Loomis Sayles Bond Fund                             Mutual fund                  35,112
  Smith Barney S&P 500 Index Fund                     Mutual fund                   6,131
  Smith Barney Money Fund, Inc.
    Government Portfolio                              Mutual fund                     794
                                                                               ----------

    Total investments in mutual funds                                           8,075,556
                                                                               ----------

  Common Stock - Carriage Services,
    Inc.***                                           Common stock                144,400
                                                                               ----------

        Total assets held for investment
          purposes                                                             $8,219,956
                                                                               ==========


Participant Loans (bearing interest at
  rates ranging from 9.75% to 10.75%)                Loans                     $  214,801
                                                                               ==========

* Represents investments comprising at least 5% of net assets available for benefits.

** Cost information is not presented because all investments are participant directed.

***  Represents a party-in-interest.